ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462

May 24, 2005

VIA EDGAR

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Andrew Corporation Form 10-K for the fiscal year ended September 30, 2004 Filed December 13, 2004

Form 10-Q for the quarter ended December 31, 2004 Form 8-K filed February 9, 2005

File No. 1-14617

Dear Ms. Shah:

     On behalf of Andrew Corporation, I am providing the following responses to the Comment Letter, dated April 29, 2005, from the Staff of the Securities and Exchange Commission regarding the above-referenced documents. In addition to this letter, I am submitting to you under separate cover, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, additional information on a supplemental basis in response to the Staff’s specific requests in Comment #3 and #4.

Form 10-K for the year ended September 30, 2004

1. Summary of Significant Accounting Policies, Revenue Recognition

Comment #1: In future filings please provide a more detailed description of “contractual terms” regarding the recognition of revenue. In addition, please confirm to us that revenues related to services provided did not exceed 10% of total revenues for each period presented.

Response: In future filings, the company will provide more detail on “contractual terms” regarding the recognition of revenue. Revenues related to services provided in fiscal years 2004, 2003 and 2002 were less than 10% of total revenues for each of these fiscal years.

Comment #2: Please tell us the following information about your multiple-element arrangement contracts:

•	We note that one of the elements is the delivery of hardware and software. Please tell us in a sufficient amount of detail how your sales surrounding software are not within the scope of SOP 97-2.

•	In sufficient amount of detail, a description of the fundamental change in this one customer contract that resulted in the need to change your accounting for your multiple-elements arrangement contracts by adding an additional element. Please include in your discussion how this change resulted in an additional $9.6 million of revenues.

•	A description how you determined the addition of integration to your multiple-elements accounting is a change in estimate instead of a correction of an error. If you originally had the 4 elements instead of 3 elements, over which periods would the $9.6 million of revenue been recognized. Provide us with an analysis by quarter of the impact to revenue, income from continuing operations before tax and net income had the 4th element been included as an element in revenue recognition from the start of the contract(s) affected.

Response:

The company is currently engaged in preparing a detailed response to the Staff’s Comment #2, but has not yet completed its analysis. As discussed with the Staff this morning, we will endeavor to provide our response as soon as possible, but not later than June 30.

Form 10-Q for the quarter ended December 31, 2004

Note 13. Segments

Comment #3: We note your response to prior comment 8 from your response letter dated November 18, 2004, regarding your Form 10-K for the year ended September 30, 2003, along with your disclosures in your Form 10-Q for the quarter ended December 31, 2004 regarding the reorganization of your product groups and the resulting two reportable segments beginning in fiscal year 2005. Please provide us with the following information due to your change in product group organization and resulting two reportable segments:

•	Please provide us with copies of all the new types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.). These reports would be for the fiscal year 2005, the period in which the change in product groups has occurred.

•	Please provide us with more detail regarding the reorganization of your product groups, which resulted in the two reportable segments. Specifically, it appears that all of your former product groups are to be captured under the Wireless Infrastructure reportable segment, as your disclosure in Note 13 states that the Wireless Infrastructure reportable segment includes the product groups: Antenna and Cable Products, Base Station Subsystems Network Solutions and Wireless Innovations. However, the Satellite Communications segment appears to be comprised of at least one of the former product groups, since you have provided financial information for this reportable segment for the prior period.

Response:

The company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, Ralph Faison. The CODM does not receive daily or weekly reports. Generally, on a monthly basis, the CODM reviews the three reports described below, a representative copy for the month of March 2005 has been supplementally furnished.

•	Monthly Results Summary. The CODM’s primary financial review is of the consolidated operating results, and he uses this consolidated information when allocating resources and evaluating performance. Consolidated operating income is the key financial measure which the CODM uses in evaluating performance of the organization.

•	Monthly Operating Results. The company provides a summary level overview of consolidated results and certain business unit scorecard metrics to its Board of Directors. The company’s CODM is also a Board member, and therefore receives this report.

•	Financial Reporting Package. This package of supplemental financial information is provided monthly to the CODM and primarily serves as reference material which he occasionally refers to for detail behind consolidated results.

These reports are generally provided on a monthly basis; no separate or distinct reports on operating results are prepared quarterly.

In fiscal year 2004, the company identified five major product categories that together comprised a single operating segment, Wireless Infrastructure. One of these product categories, Antennas, included products that support the wireless infrastructure market, as well as products supporting commercial and consumer satellite applications. The effect of the fiscal year 2005 reorganization was to carve out the satellite antenna products and operations from the former Antenna product category to form the segment Satellite Communications. This reorganization was an integral step in the company’s plan to diversify its exposure to the wireless infrastructure market and expand its presence in the satellite communications market.

Note 14. Subsequent Event and Form 8-K for February 7, 2005, Item 8.01

Comment #4: We note that you were notified by a customer of abnormally high field failure rate for a specific component used in certain base station subsystem product lines prior to filing your Form 10-Q for the quarter ended December 31, 2004. Please tell us the following information regarding this event:

•	The customer the warranty issue relates

•	The date you were initially notified by the customer of the warranty issue.

•	The date the products in question were sold and/or shipped to the customer.

•	The consideration you gave to AU Section 560, Subsequent Events for this event. Please provide us with a sufficient amount of information to understand how you determined that this event was a type II subsequent event.

•	The determination of whether any other products sold to other customers could also be affected by the defective component.

•	Please tell us about the significant increase to your accrual for warranties issued during fiscal year 2004. It would appear that the growth rate of your warranty accrual exceeds the growth rate of sales without any discussion in MD&A for the cause.

Response:

We believe our accounting and disclosures of the field failure as described in our 10-Q for the quarter ended December 31, 2004 were appropriate and considered the requirements of AU Section 560, Subsequent Events. We have supplied a more detailed description of this consideration and responses to the first five bullet points of your comment in a supplemental response pursuant to Rule 12b-4.

As a result of recent acquisitions and technology advancements in certain product lines, the product portfolio for Andrew Corporation has seen a substantial increase in active electronic products as a percentage of total revenues. When compared to the traditional passive products historically sold by Andrew Corporation, active electronic components have a significantly higher rate of expected field failures. As a result, the company’s accrual for anticipated warranty charges has increased accordingly in the recent reporting periods. The company’s MD&A includes a discussion of its evolving product mix as one of the factors contributing to a lower gross profit margin in fiscal year 2004. We will continue to monitor our warranty experience and, if needed, will expand our disclosure in future filings.

Andrew Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of each disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

     If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,
/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Gardner Carton & Douglas LLP)